U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                          SEC FILE NUMBER 33-0601502

                               CUSIP NUMBER 26823A107


(Check One):

            [ ] Form 10-K and Form 10-KSB[ ] Form 20-F [ ]Form 11K
                 [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                      For Period Ended: December 31, 1999

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

                       For the Transition Period Ended:



Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 -- REGISTRANT INFORMATION


                Full Name of Registrante-automate Corporation
            Former Name if Applicableformerly, Aureus Corporation


                              71 North 490 West
          ---------------------------------------------------------
          Address of Principal Executive Office (Street and Number)

                             American Fork, UT 84003
          ---------------------------------------------------------
                              City, State Zip Code


PART II -- RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate)

                                [X] Yes[ ] No

(a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

                              SEE PART III BELOW.

(b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                     N/A

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

e-automate Corporation (THE "COMPANY") IS WAITING FOR THE COMPLETION OF ITS UNAUDITED FINANCIAL STATEMENT TO BE INCLUDED IN ITS REPORT ON FORM 10-QSB FOR THE QUARTER ENDED DECEMBER 31, 1999. THE COMPLETION OF SUCH REPORT HAS BEEN DELAYED DUE TO MANAGEMENT'S REVIEW OF CERTAIN ITEMS IN CONNECTION WITH THE COMPANY'S OPERATIONS. THE COMPANY INTENDS TO FILE ITS REPORT ON FORM 10-QSB FOR THE QUARTER ENDED DECEMBER 31, 1999 PROMPTLY AFTER THE CONCLUSION OF THE REVIEW.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                     Justin McHood (801) 492-1705ext. 130
       ----------------------------------------------------------------
                     (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [ ] Yes  [X] No

                                  Form 8-K/A

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes[] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      See ATTACHMENT TO FORM 12B-25 BELOW


                            e-automate Corporation
                    ------------------------------------
                 (Name of Registrant as specified in charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: FEBRUARY 15, 1999

By:

/s/ James K. Phillips
------------------------
James K. Phillips
Chief Executive Officer



                        ATTACHMENT OF FORM 12B-25 FOR

                           e-automate Corporation

PART IV (3) - EXPLANATION OF SIGNIFICANT  CHANGE IN RESULTS OF OPERATIONS

During the reporting quarter revenues decreased by $29,000 to $188,000 as compared with the comparative prior year period.

Operating losses increased by approximately $2,000,000 as compared to the same period last year, of approximately $329,000, mainly due to hiring and training additional personnel and building an infrastructure to handle future sales and implementations, as well as from increased deferred revenue. In addition, operating losses increase was attributable to the Company's growth from a 5-person operation one year ago, to a 50 plus person operation today.

Basic and diluted loss per common share increased by $0.44 from $0.08 to $0.52 due to higher expenses and an increase in common shares issued.